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Exhibit 99.6

news release

FALCONBRIDGE ANNOUNCES REDEMPTION OF US$500 MILLION IN
JUNIOR PREFERENCE SHARES

Toronto, March 16, 2006 — Falconbridge Limited (TSX: FAL.LV)(NYSE: FAL) today announced that it intends to redeem a total of 20,000,000, or US$500 million, of its outstanding Junior Preference Shares. The Junior Preference Shares will be redeemed on April 26, 2006 from holders of record on March 22, 2006. Falconbridge intends to utilize its internal cash resources to fund the redemption.

In accordance with the terms of the Junior Preference Shares, Falconbridge will redeem shares of each series of the Junior Preference Shares on a pro rata basis as follows: 8,000,000 Junior Preference Shares, Series 1 (approximately 67% of shares outstanding, TSX: FAL.PR.X), 8,000,000 Junior Preference Shares, Series 2 (approximately 67% of shares outstanding, TSX: FAL.PR.Y), and 4,000,000 Junior Preference Shares, Series 3 (approximately 67% of shares outstanding, TSX: FAL.PR.Z). The number of shares to be redeemed from each holder within each series of Junior Preference Shares will also be determined on a pro rata basis. Each Junior Preference Share will be redeemed at a price of US$25.25 plus accrued and unpaid dividends for the period from and including March 31, 2006 to and including April 25, 2006.

After giving effect to the redemption of the 20,000,000 Junior Preference Shares, the company will have outstanding 3,999,899 Junior Preference Shares, Series 1, 3,999,899 Junior Preference Shares, Series 2, and 1,999,903 Junior Preference Shares, Series 3.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: This press release may contain 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'will' and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Falconbridge, to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in Falconbridge's Annual Report on form 40-F filed with the Securities and Exchange Commission. Falconbridge does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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Exhibit 99.6
FALCONBRIDGE ANNOUNCES REDEMPTION OF US$500 MILLION IN JUNIOR PREFERENCE SHARES